Exhibit 99.95

Consent of Ross D. Hammett

Registration Statement on Form 40-F

Torex Resources Inc.

I, Ross D. Hammett, consent to the following in connection with the Registration Statement on Form 40-F (“Registration Statement”) of Torex Resources Inc.:

(i)

the quotation, inclusion or summary of those sections/subsections prepared by me of the technical report titled “ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study” with an effective date of March 16, 2022; and

(ii)	the use of and reference to my name in connection with such sections/subsections;

in each case above, where used or incorporated by reference into the Registration Statement and exhibits thereto.

/s/ Ross D. Hammett
Ross D. Hammett, Ph.D., P.Eng. (BC)

Dated: November 5, 2026